SCHEDULE 13D

Amendment No. 1
Hills Stores Company
common stock
Cusip # 431692102
Filing Fee: No


Cusip # 431692102
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,530,636
Item 8:	None
Item 9:	1,828,653
Item 10:	None
Item 11:	1,828,653
Item 13:	18.80%
Item 14:	HC


PREAMBLE

	The Schedule 13D, dated March 31, 1994, filed by FMR Corp. ("FMR") with respect to the Common Stock, $0.00 par value per share (the "Shares") of Hills Stores Company is hereby amended as set forth below. The Shares to which it relates are owned by five funds managed by Fidelity Management & Research Company, and two funds managed by Fidelity Management Trust Company.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Hills Stores Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 15 Dan Road, Canton, Massachusetts 02021.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Funds"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR and Fidelity are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock
of FMR.   Mr. Johnson is Chairman of FMR Corp.  The business address and principal occupation of Mr. Johnson is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by five of the Fidelity Funds, and by two Funds managed by FMTC.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds received 558,483 Shares of common stock and preferred stock pursuant to the Company's plan of reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Plan "). The Shares were received as a distribution in partial exchange for the Company's public securities, bank debt, and trade claims. The Fidelity Funds which own or owned shares purchased in the aggregate 79,000 Shares for cash in the amount of approximately $1,698,316, including brokerage commissions. Proceeds from 404,554 Shares sold aggregated approximately $8,023,337. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth shares purchased and/or sold since May 13, 1994.

	The Funds received 1,426,636 Shares of common stock, preferred stock, and rights pursuant to the Company's plan of reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Plan"). The Shares were received as a distribution in partial exchange for the Company's public securities, bank debt, and trade claims. The Funds which own or owned shares purchased in the aggregate 104,000 Shares for cash in the amount of approximately $2,171,685, including brokerage commissions. The Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

Item 4.	Purpose of Transaction.

	The Fidelity Funds and the Funds acquired the Shares through the conversion of public securities, trade claims, and bank debt to equity in the Company's Chapter 11 bankruptcy proceeding. The Fidelity Funds and the Funds hold the Shares for investment purposes.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity and FMTC may determine to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	(a)	FMR beneficially owns, through Fidelity, as investment adviser to the Fidelity Funds, 298,017 Shares or approximately 3.06% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Funds, 1,530,636 Shares, or approximately 15.88% of the outstanding Shares of the Company. The number of Shares held by the Fidelity Funds includes 50,103
Shares of common stock resulting from the assumed conversion of 50,103 Series
A Convertible Preferred Stock (1 Share of common stock for each Series A preferred). The number of Shares held by the Funds includes 502,483 Shares of common stock resulting from the assumed conversion of 502,483 Series A Convertible Preferred Stock (1 Share of common stock for each Series A preferred), and 175,456 Shares of common stock resulting from the assumed conversion of 175,456 Shares of Series 93 Rights (1 Share of common stock for each right). Neither FMR, Fidelity, FMTC, nor any of their affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC are 1,828,653 Shares, or approximately 18.80% of the outstanding
Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment adviser to the
Fidelity Funds, and the Fidelity Funds each has sole power to dispose of 298,017 Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 298,017 Shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds' Board of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Fidelity Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Funds, and the Funds each has sole voting and dispositive power over the 1,530,636 Shares owned by the Funds.

	(c)	Except as disclosed above, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities
	of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	July 18, 1994				By:	/s/Denis McCarthy
							Denis McCarthy
							Senior Vice President



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Administration,	Financial Officer,
Chief Financial	FMR
Officer


SCHEDULE B


Hills Stores Company

Five Fidelity Fund(s) sold Shares since May 13, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-23-94	66,000	**$19.54
	06-23-94	1,273	19.13
	07-06-94	34,190	18.82
	07-07-94	16,600	19.00
	07-11-94	1,500	18.88

05-23-94 - This number represents shares of common stock resulting from the assumed conversion of 66,000 shares of the Series A Convertible Preferred Stock (1 Share of common stock for each convertible preferred).